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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 3

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
     PRIVATE EQUITY FUND, L.P.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

135 South State College Boulevard
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                                    (Street)

   Brea                 CA                     92821
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   12/24/99

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3. I.R.S. or Identification Number of Reporting Person (voluntary)


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4. Issuer Name AND Ticker or Trading Symbol

   GOLDEN TELECOM, INC. (G LDN)

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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ]   Form Filed by One Reporting Person
   [ X ]   Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock                            01                          01                   01
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).

POTENTIONAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Not Applicable
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
Explanation of Responses:




               See Page 4
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

see Instruction 6 for procedure.

ITEM 1:   Capital International Global Emerging Markets
          Private Equity Fund, L.P.
          135 South State College Boulevard
          Brea, CA  92821

ITEM 2:   December 24, 1999

ITEM 4:   Golden Telecom, Inc. (G LDN)

INSTRUCTION 5(B)(V) LIST OF OTHER REPORTING PERSONS:


This statement is being filed by Capital Group International, Inc. ("CGII"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"). The principal business address of CGII and Capital International is 11100 Santa Monica Boulevard, Los Angeles, CA 90025. The principal business address of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821.


EXPLANATION OF RESPONSES:


01: Capital International, Capital Investments and CGII may be deemed to beneficially and indirectly own 16,734,928 shares of Common Stock through CIPEF's direct ownership of 1,678,600 shares of Common Stock and indirect beneficial ownership of 15,056,328 shares of Common Stock held by Global TeleSystems Group, Inc. ("GTS"). CIPEF may be deemed to beneficially and indirectly own shares held by GTS, because CIPEF entered into a Shareholders and Registration Rights Agreement with GTS which requires GTS to vote for CIPEF's nominee to the Board of Directors of Golden Telecom, Inc. CIPEF disclaims beneficial ownership of all shares of Common Stock held by GTS. CGII, Capital Investments and Capital International each disclaim beneficial ownership of the Common Stock reported herein except to the extent of its direct or indirect pecuniary interest in CIPEF.

SIGNATURES:

CAPITAL INTERNATIONAL GLOBAL EMERGING
MARKETS PRIVATE EQUITY FUND, L.P.
By:   Capital International Investments, LLC, its general partner
By:   Capital International, Inc., its managing member


By:  /s/  Peter C. Kelly
   -----------------------------------
     Name:  Peter C. Kelly
     Title: Senior Vice President


CAPITAL GROUP INTERNATIONAL, INC.


By:  /s/  Philip de Toledo
   -----------------------------------
     Name:  Philip de Toledo
     Title: Senior Vice President & PFO


CAPITAL INTERNATIONAL, INC.


By:  /s/  Peter C. Kelly
   -----------------------------------
     Name:  Peter C. Kelly
     Title:  Senior Vice President


CAPITAL INTERNATIONAL INVESTMENTS, LLC
By:  Capital International, Inc.,
     its managing member


By:  /s/  Peter C. Kelly
   -----------------------------------
     Name:  Peter C. Kelly
     Title: Senior Vice President